

July 31, 2013

Via Email
Karen Burns
Vice President and Interim Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re: NVIDIA Corporation**
> **Form 10-K for the Year Ended January 27, 2013**
> **Filed March 12, 2013**
> **File No. 000-23985**

Dear Ms. Burns:

We have reviewed your letter dated July 17, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 27, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Inventories, page 41

1.   We note your response to prior comment 1. Please address the following:

- Tell us how your use and disclosure of increases and decreases in an inventory "reserve" is consistent with the guidance in SAB Topic 5BB.

- Alternatively, revise the proposed disclosure to remove the references to an inventory reserve and to instead discuss the inventory write-downs taken in each reported period. Revise the discussion in the Critical Accounting Policies and Estimates section of MD&A to provide a robust discussion of the factors that resulted in the write-downs in each period and to clearly discuss the critical estimates and assumptions you make in determining obsolete and excess inventory amounts, as well as the estimated market value of your inventory.

- To enhance the investor's understanding of the reliability of your estimates, revise the section to disclose the amounts of inventory write-downs recorded in each reported period as well as the amounts by which your gross margins were favorably impacted by the sale of previously written-down inventory in those periods.

- Provide us a copy of your proposed disclosure.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief